Exhibit 99.1

CollPlant Biotechnologies Ltd.

4 Oppenheimer St, Weizmann Science Park

Rehovot 7670104, Israel

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To be held on October 13, 2020

The annual and extraordinary general meeting of shareholders of CollPlant Biotechnologies Ltd. (the “Company”) will be held at the offices of Gross, Kleinhendler, Hodak, Halevy, Greenberg, Shenhav & Co. at One Azrieli Center, Round Building, 40th Floor, Tel-Aviv, Israel, on Tuesday, October 13, 2020 at 10:00 a.m. Israel time, or at any adjournment (the “General Meeting”), for the following purposes:

1.	To approve the re-election of Dr. Roger Pomerantz, Dr. Abraham (Avri) Havron and Joseph Zarzewsky to the board of directors of the Company (the “Board of Directors”), each until the next annual general meeting of shareholders (a separate vote for each director will be taken);

2.	To re-elect Dr. Elan Penn as an external director of the Company for a three-year term commencing on January 14, 2021 and to approve his compensation terms;

3.	To appoint Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, as the Company’s independent auditors for the fiscal year ending December 31, 2020, instead of Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, and to authorize the Board of Directors, upon the recommendation of the Company’s audit committee (the “Audit Committee”), to determine the auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year;

4.	To approve the grant of options exercisable into ordinary shares of the Company to Yehiel Tal, the Company’s Chief Executive Officer;

5.	To approve the grant of options exercisable into ordinary shares of the Company to Dr. Abraham (Avri) Havron and Joseph Zarzewsky, who serve as directors of the Company, subject to the approval of Proposal No. 1; and

6.	To approve the grant of options exercisable into ordinary shares of the Company to Dr. Gili Hart and Dr. Elan Penn who serve as external directors of the Company, subject to the approval of Proposals No. 2 and 5.

In addition, shareholders at the General Meeting will have an opportunity to review and ask questions regarding the financial statements and the Board of Directors’ report of the Company for the fiscal year ended December 31, 2019.

The Company is currently unaware of any other matters that may be raised at the General Meeting. If any other matters are properly raised at the General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Only holders of record of ordinary shares, NIS 1.50 par value per share, and holders of American Depositary Shares (“ADSs”), each representing one ordinary share, issued by the Bank of New York Mellon (“BNY Mellon”) by the close of business on September 10, 2020 (the “Record Date”) shall be entitled to receive notice of and to vote at the General Meeting.

The Board of Directors recommends that you vote “FOR” each of the proposals.

Whether or not you plan to attend the General Meeting, it is important that your ordinary shares be represented. Accordingly, holders of ADSs (whether registered in their name or in “street name”) will receive voting instruction cards in order to instruct their banks, brokers or other nominees on how to vote, and they are kindly requested to complete, date, sign and mail the voting instruction card in the envelope provided at the earliest convenience so that it will be received no later than the date and time indicated on the form of the voting instruction card.

Shareholders registered in the Company’s shareholders’ register in Israel and shareholders who hold ordinary shares through members of the Tel-Aviv Stock Exchange Ltd. (“TASE”), who did not convert their ordinary shares to ADSs, may vote in the General Meeting in person or vote through the attached form of proxy card, which also serves as their voting card, by completing, dating, signing and mailing the proxy card to the Company’s offices so that it is received by the Company no later than October 13, 2020 at 06:00 a.m. Israel time. Shareholders registered in the Company’s shareholders’ register in Israel and shareholders who hold ordinary shares through members of the TASE and who did not convert their ordinary shares to ADSs, who vote their ordinary shares by proxy must also provide the Company with a copy of their identity card, passport or certificate of incorporation (as the case may be), and an ownership certificate confirming their ownership of the Company’s ordinary shares on the Record Date. Such certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

Execution of the voting card and/or the proxy card will not in any way affect a shareholder’s right to attend the General Meeting, and any person has the right to revoke it at any time before the deadline by filing with the Company (in the case of holders of ordinary shares) or with BNY Mellon (in the case of holders of ADSs) a written notice of revocation or a duly executed proxy card and/or voting instruction card bearing a later date.

The board of directors recommends the Company’s shareholders vote “FOR” all of the proposals on the agenda of the General Meeting, which are described in the attached Proxy Statement.

Sincerely,

Dr. Roger Pomerantz
Chairman of the Board of Directors

September 1, 2020

CollPlant Biotechnologies Ltd.
4 Oppenheimer St, Weizmann Science Park

Rehovot 7670104, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of ordinary shares, NIS 1.50 par value per share, and to holders of American Depository Shares (“ADSs”), each representing one ordinary share issued by the Bank of New York Mellon (“BNY Mellon”), of CollPlant Biotechnologies Ltd. (the “Company”) in connection with the solicitation by the Board of Directors of the Company of proxies for use at the annual and extraordinary general meeting of shareholders (the “General Meeting”), to be held on Tuesday, October 13, 2020, at 10:00 a.m., Israel time, at the offices of Gross, Kleinhendler, Hodak, Halevy, Greenberg, Shenhav & Co. at One Azrieli Center, Round Building, 40th Floor, Tel-Aviv, Israel, or at any adjournments thereof.

It is proposed at the General Meeting to adopt the following proposals or to consider the following items:

1.	To approve the re-election of Dr. Roger Pomerantz, Dr. Abraham (Avri) Havron and Joseph Zarzewsky to the board of directors of the Company (the “Board of Directors”), each until the next annual general meeting of shareholders (a separate vote for each director will be taken);

2.	To re-elect Dr. Elan Penn as an external director of the Company for a three-year term commencing on January 14, 2021 and to approve his compensation terms;

3.	To appoint Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, as the Company’s independent auditors for the fiscal year ending December 31, 2020, instead of Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, and to authorize the Board of Directors, upon the recommendation of the Company’s audit committee (the “Audit Committee”), to determine the auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year;

4.	To approve the grant of options exercisable into ordinary shares of the Company to Yehiel Tal, the Company’s Chief Executive Officer;

5.	To approve the grant of options exercisable into ordinary shares of the Company to Dr. Abraham (Avri) Havron and Joseph Zarzewsky, who serve as directors of the Company, subject to the approval of Proposal No. 1; and

6.	To approve the grant of options exercisable into ordinary shares of the Company to Dr. Gili Hart and Dr. Elan Penn who serve as external directors of the Company, subject to the approval of Proposals No. 2 and 5.

In addition, shareholders at the General Meeting will have an opportunity to review and ask questions regarding the financial statements and the Board of Directors’ report of the Company for the fiscal year ended December 31, 2019.

Shareholders may present proposals for consideration at the General Meeting by submitting their proposals to the Company no later than September 7, 2020.

Board Recommendation

The Board of Directors recommends that you vote “FOR” each of the proposals on the agenda.

Who Can Vote

  Only shareholders and ADS holders at the close of business on September 10, 2020 (the “Record Date”) shall be entitled to receive notice of and to vote at the General Meeting. At the close of business on August 31, 2020, the Company had outstanding 6,567,5361 ordinary shares, each of which is entitled to one vote on each of the matters to be presented at the General Meeting.

How You Can Vote

Holders of ADSs (whether registered in their name or in “street name”) will receive voting instruction cards in order to instruct their banks, brokers or other nominees on how to vote. Under the terms of the Deposit Agreement between the Company, BNY Mellon as depositary, and the holders of the Company’s ADSs, BNY Mellon shall endeavor (insofar as is practicable) to vote or cause to be voted the number of shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to BNY Mellon. For ADSs that are held in “street name”, through a bank, broker or other nominee, the voting process will be based on the underlying beneficial holder of the ADSs directing the bank, broker or other nominee to arrange for BNY Mellon to vote the ordinary shares represented by the ADSs in accordance with the beneficial holder’s voting instructions. If no instructions are received by BNY Mellon from any holder of ADSs (whether held directly by a beneficial holder or in “street name”) with respect to any of the shares represented by the ADSs on or before the date established by BNY Mellon for such purpose, BNY Mellon shall not vote or attempt to vote the shares represented by such ADSs.

Shareholders registered in the Company’s shareholders’ register in Israel and shareholders who hold ordinary shares through members of the Tel-Aviv Stock Exchange (the “TASE”), who did not convert their ordinary shares to ADSs, may vote in the General Meeting in person or vote through the attached form of proxy card, which also serves as their voting card, by completing, dating, signing and mailing the proxy card to the Company’s offices so that it is received by the Company no later than on October 13, 2020, at 06:00 a.m. Israel time. Shareholders registered in the Company’s shareholders’ register in Israel and shareholders who hold ordinary shares through members of the TASE and who did not convert their ordinary shares to ADSs, who vote their ordinary shares by proxy card must also provide the Company with a copy of their identity card, passport or certificate of incorporation (as the case may be), and an ownership certificate confirming their ownership of the ordinary shares on the Record Date. Such certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

Voting instructions cards are being distributed to ADS holders on or about September 8, 2020. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares and ADSs.

Multiple Record Holders or Accounts

You may receive more than one set of voting materials, including multiple copies of this document and multiple proxy cards or voting instruction cards. For example, shareholders who hold ADSs in more than one brokerage account will receive a separate voting instruction card for each brokerage account in which ADSs are held. Shareholders of record whose shares are registered in more than one name will receive more than one proxy card. You should complete, sign, date and return each proxy card and voting instruction card you receive.

[1]	Excluding 18,409 ordinary shares held in treasury.

Quorum

 Two or more shareholders present, personally or by proxy, holding not less than 20% of the outstanding ordinary shares (including ordinary shares represented by ADSs) shall constitute a quorum for the General Meeting. If within half an hour from the time appointed for the General Meeting a quorum is not present, the General Meeting shall be adjourned for one week (to the same day, time and place), or at such other day, time and place as shall be prescribed by the Board of Directors in a notification to the shareholders. If a quorum is not present at the adjourned General Meeting within half an hour from the time appointed for such adjourned General Meeting, any number of shareholders present personally or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matters for which the General Meeting was convened. Abstentions are counted as holders present for the purpose of determining a quorum.

Vote Required for the Proposals

The approval of each of Proposals No. 1, 3 and 5 requires the affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented.

The approval of each of Proposals No. 2 and 6 requires the affirmative vote of a majority of the shareholders participating in the voting at the General Meeting in person or by proxy; provided, that (i) such majority vote at the General Meeting shall include a majority of the total votes of shareholders participating in the voting at the General Meeting in person or by proxy who (a) are not controlling shareholders of the Company or (b) do not have a personal interest in the approval of the proposal, other than a personal interest which is not resulting from the shareholder’s connections with the controlling shareholder of the Company (votes abstaining shall not be taken into account in counting the above-referenced shareholders’ votes); or (ii) the total number of ordinary shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

The approval of Proposal No. 4 requires the affirmative vote of a majority of the shareholders participating in the voting at the General Meeting in person or by proxy; provided, that (i) such majority vote at the General Meeting shall include a majority of the total votes of shareholders participating in the voting at the General Meeting in person or by proxy who (a) are not controlling shareholders of the Company or (b) do not have a personal interest in the approval of the proposal (votes abstaining shall not be taken into account in counting the above-referenced shareholders’ votes); or (ii) the total number of ordinary shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

Under the Israeli Companies Law of 1999 (the “Companies Law”), each shareholder that attends the General Meeting in person shall, prior to exercising such shareholder’s voting rights at the General Meeting, advise the Company whether or not that shareholder is a controlling shareholder of the Company or someone on its behalf and whether or not that shareholder has a personal interest (subject to the exception detailed in the majority required for each of Proposals No. 2 and 6, and as defined herein), all with respect to the approval of each of Proposals No. 2, 4 and 6. Each shareholder that delivers a signed proxy to the Company must indicate on the proxy whether or not that shareholder is a controlling shareholder of the Company or someone on its behalf and whether or not that shareholder has a personal interest (subject to the exception detailed in the majority required for each of Proposals No. 2 and 6, and as defined herein) with respect to the approval of each of Proposals No. 2, 4 and 6. Shareholders who do not so indicate will not be eligible to vote their ordinary shares as to such proposals.

The Companies Law defines a “personal interest” as a personal interest of a person in an act or transaction of a company, including: (i) a personal interest of that person’s relative (i.e., spouse, sibling, parent, grandparent, child, child sibling and parent of such person’s spouse or the spouse of any of the above); or (ii) a personal interest of another entity in which that person or his or her relative (as defined above) holds 5% or more of such entity’s issued shares or voting rights, has the right to appoint a director or the chief executive officer of such entity, or serves as director or chief executive officer of such entity. A personal interest resulting merely from holding a company’s shares will not be deemed a personal interest.

The term “controlling shareholder” shall carry the meaning ascribed to it in the Companies Law.

Position Statement

To the extent you would like to submit a position statement with respect to any of the proposals described in the Proxy Statement pursuant to the Companies Law, you may do so by delivery of appropriate notice to the Company’s offices (Attention: Eran Rotem, Deputy CEO and CFO) located at 4 Oppenheimer St., Weizmann Science Park, Rehovot 7670104, Israel, not later than ten days before the General Meeting date (i.e., October 3, 2020).

Reporting Requirements

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Securities and Exchange Commission (the “Commission”). The Company’s filings with the Commission are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and Proxy Statement should not be taken as an admission that the Company is subject to the proxy rules under the Exchange Act.

Directors and Officers Compensation

For information concerning the annual compensation granted to the five highest compensated directors and officers of the Company during the year ended December 31, 2019 see Item 6B. of the Company’s Annual Report on Form 20-F for the year ended December 31, 2019, as filed with the Commission on April 1, 2020.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE PROPOSALS.

Except as specifically provided herein, the lack of a required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained.

Proposal No. 1

RE-ELECTION OF DIRECTORS

At the General Meeting, three directors are proposed to be re-elected. Each of the re-elected directors will hold office until the next annual general meeting of shareholders, unless any office is earlier vacated under any relevant provisions of the articles of association of the Company or applicable laws or regulations. If no directors are appointed at the General Meeting, the current directors shall continue to hold office. The Company is not aware of any reason why any of the nominees, if elected, should not be able to serve as a director.

Each of Dr. Roger Pomerantz, Dr. Abraham (Avri) Havron and Joseph Zarzewsky has indicated to the Company his availability for re-election and has declared that: (i) he has the required qualifications and ability to devote the time required for its service as a director with respect to the Company’s special needs and its size and specified the said qualifications; and (ii) that the limitations specified in sections 225 through 227 of the Companies Law do not apply to such nominee, all pursuant to section 224B of the Companies Law. Such declarations can be found in the Company’s offices.

The three proposed nominees to serve as directors together with the two external directors will constitute the Board of Directors.

The nominees to serve on the Company’s Board of Directors are presented below and the following information with respect to the nominees is supplied based upon the information furnished to the Company by the nominees:

Dr. Roger Pomerantz has served as the Company’s Chairman of the Board of Directors since February 2020. Dr. Pomerantz is currently the President, Chief Executive Officer and Chairman of the Board of Directors of ContraFect, and a board member of Intec Pharma and VerImmune. Dr. Pomerantz served as Chairman of the board of directors of Seres Therapeutics in 2019, where he served as Chairman and CEO from June 2014 until January 2019. From 2011 to 2013, he was Worldwide Head of Licensing & Acquisitions, Senior Vice President at Merck & Co., Inc. where he oversaw all licensing and acquisitions at Merck Research Laboratories. Previously, he served as Senior Vice President and Global Franchise Head of Infectious Diseases at Merck. Prior to joining Merck, Dr. Pomerantz was Global Head of Infectious Diseases for Johnson & Johnson Pharmaceuticals. He joined Johnson & Johnson in 2005 as President of Tibotec Pharmaceuticals, Inc. Dr. Pomerantz received his B.A. in Biochemistry at the Johns Hopkins University and his M.D. at the Johns Hopkins School of Medicine. He received post-graduate training at the Massachusetts General Hospital, Harvard Medical School and M.I.T. Dr. Pomerantz is Board Certified in both Internal Medicine and Infectious Diseases. He was Professor of Medicine, Biochemistry and Molecular Pharmacology, Chief of Infectious Diseases, and the Founding Director and Chair of the Institute for Human Virology and Biodefense at the Thomas Jefferson University and Medical School. He has developed twelve small and large molecular drugs approved world-wide in important diseases, including HIV, HCV, CMV, C. Diff, and tuberculosis.

Dr. Abraham (Avri) Havron has served on our Board of Directors since May 2016. Dr. Havron is a 38-year veteran of the biotechnology industry. Between 2011 and 2018, Dr. Havron served as a director at Kamada (NASDAQ: KMDA) where he was initially elected as an external director (within the meaning of the Companies Law) and served in such capacity until January 30, 2017, since which time he has served as an ordinary (non-external) director. From 2005 to 2013, Dr. Havron has served as the Chief Executive Officer and a director of PROLOR Biotech Ltd., which in 2013 merged with OPKO Health Inc. Dr. Havron was a member of the founding team and Director of Research and Development of Interpharm Laboratories Ltd. (a subsidiary of Merck Serono S.A.) from 1980 to 1987. Dr. Havron served as Vice-President of Manufacturing and Process-Development of BioTechnology General Ltd., based in Rehovot, Israel (now, a subsidiary of Ferring Pharmaceuticals) from 1987 to 1999, and Vice President and Chief Technology Officer of Clal Biotechnology Industries Ltd. from 1999 to 2003. Since 2014, Dr. Havron has also served on the Board of Directors of MediWound Ltd. (NASDAQ: MDWD) until June 2017 and Enlivex Theraputics Ltd., a private company. Dr. Havron earned his PhD in Bio-Organic Chemistry from the Weizmann Institute of Science and served as a Research Fellow at the Harvard Medical School, Department of Radiology.

Joseph Zarzewsky has served on our Board of Directors since August 2019. Mr. Zarzewsky has served as the Vice President of Business Development at the Mitrelli Group (“Mitrelli”) since June 2010. Mr. Zarzewsky has served as the Chairman of “SMAD”, a joint venture between Mitrelli and the Harbin Government, China, since June 2011. Mr. Zarzewsky has also served as the Chairman of the Investment Committee of the Harbin Israel Fund since 2012, and as a member of the Board of Directors of Wize Pharma, Inc. (OTCQB: WIZP) since November 2017. He has also previously served as the Vice President of Marketing at Clal Insurance Enterprises Holdings Ltd. (TASE: CLIS) and as the Vice President of Marketing for the Israel Postal Authority. In addition, Mr. Zarzewsky has served as a director of Excellence Underwriter House Ltd. since 2007. In 2008, he was appointed as the Honorary Economic Advisor of the Harbin Government, China. In addition, in June 2012, he was honored as an Honorary Citizen of Harbin, China. Mr. Zarzewsky holds an MA in Commercial Law from the University of Tel Aviv in collaboration with the University of California, Berkeley.

For information on the compensation terms of the directors, see Item 6B of the 2019 Annual Report. For information on a proposed grant of options to Dr. Abraham (Avri) Havron, and Joseph Zarzewsky, see Proposal 5 below. In addition, the directors will continue to benefit from coverage under the Company’s directors’ and officers’ liability insurance policies and from the letters of indemnification provided to them by the Company.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, that the re-election of Messrs. Dr. Roger Pomerantz, Dr. Abraham (Avri) Havron, and Joseph Zarzewsky to the Company’s Board of Directors, each until the next annual general meeting of shareholders, as presented to the shareholders, be and the same hereby is, approved.”

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

Proposal No. 2

RE-ELECTION OF DR. ELAN PENN AS AN EXTERNAL DIRECTOR OF THE COMPANY FOR A THREE-YEAR TERM COMMENCING ON JANUARY 14, 2021 AND TO APPROVE HIS COMPENSATION TERMS

It is proposed, following the recommendation of the Company’s nominating committee (the “Nominating Committee”) and the approval by the Company’s compensation committee (the “Compensation Committee”) and the Board of Directors, to re-elect Dr. Elan Penn as an external director of the Company for a three-year term commencing on January 14, 2021 and to approve his compensation terms.

The following information with respect to the nominee is supplied based upon the information furnished to the Company by the nominee:

Dr. Elan Penn has served on the Company’s Board of Directors since January 2018. Dr. Penn has served as chief executive officer and chairman of Penn Publishing Ltd., a private company based in Tel Aviv, Israel, since 2001. As of 2020, Dr. Penn serves as a director and member of certain board committees of both Dunietz Brothers Ltd. and A.I Conversation Systems Ltd., both of which are public companies traded on the TASE. From 2000 to 2001, Dr. Penn served as vice president of finance and administration of A.I. Research and Development Ltd. Dr. Penn served as chief executive officer of Sivan Computer Training Company Ltd. during the years 1998 through 2000. From 1992 to 2000, Dr. Penn served as vice president of finance and administration of Mashov Computers Ltd. From 1987 to 1991 and again from 1992 to 1997, Dr. Penn served as vice president of finance and administration of Magic Software Enterprises Ltd. (NASDAQ: MGIC) and, from 2005 to 2014, served as an external director of Magic Software. Dr. Penn previously served as a director of Telkoor Power Supplies Ltd. (TASE: TLCR) and Nexgen Biofuels Ltd. (formerly Healthcare Technologies Ltd) (OTC: NXGN). Dr. Penn holds a B.A. degree in Economics from the Hebrew University of Jerusalem and a Ph.D. in Management Science from the University of London.

Dr. Elan Penn has declared that he complies with all requirements under the Companies Law for serving as an external director at the Company. Such declaration is available at the Company’s offices.

The compensation proposed to be paid to Dr. Elan Penn for his service as an external director will remain unchanged. The following is a short summary of his existing compensation: for each financial year, the Company shall pay an annual consideration and a meeting participation consideration (for any meeting of the Board of Directors or any of its Committees) in the fixed amount under the Companies Regulations (Rules regarding the Compensation and Expenses of an External Director) of 2000 (the “Compensation Regulations”), in accordance with the Company’s level of equity, as it shall be from time to time, as detailed in Sections 4 and 5 to the Compensation Regulations. Such fees will be linked to the increases in the Israeli Consumer Price Index, as detailed in the Compensation Regulations. The Company will also reimburse Dr. Elan Penn for expenses incurred by him in connection with his service as an external director of the Company, as detailed in the Compensation Regulations. The compensation will be paid plus value added tax, if applicable.

In addition, Dr. Elan Penn shall benefit from coverage under the Company’s directors’ and officers’ liability insurance policies and will receive a letter of indemnification and exemption, as customary in the Company.

The proposed compensation of Dr. Elan Penn is in accordance with the Company’s compensation policy for directors and officers.

For information on a proposed grant of options to Dr. Elan Penn and Dr. Gili Hart (to be approved separately), see Proposal 6 below.

It is noted that prior to the Company’s financing round held during 2019 (the “2019 Financing”), the Company considered itself as a company with no controlling shareholder, and therefore, in November 2018, the Board of Directors decided to adopt an exemption (the “Exemption”) that provides relief for Israeli companies whose shares are listed on certain stock exchanges outside of Israel (including the Nasdaq Capital Market) with no controlling shareholder, such as the Company, from being required to appoint external directors so long as such companies satisfy the requirements of the foreign laws in the listing jurisdiction outside of Israel which apply to companies incorporated in such jurisdiction, in respect of the appointment of independent directors and the composition of the Audit Committee and Compensation Committee. The Company’s articles of association were amended to reflect such relief on June 6, 2019. Accordingly, the former external directors, Dr. Gili Hart and Dr. Elan Penn, were no longer classified as external directors, but continued to serve on the Board of Directors.

As part of the 2019 Financing, Mr. Sagy increased his holdings in the Company to over 25%, and since then, the Company has considered Mr. Sagy as a controlling shareholder of the Company. Under these circumstances, the Company could no longer benefit from the Exemption and approached the Israeli Ministry of Justice to re-classify Dr. Gili Hart and Dr. Elan Penn as external directors despite changes in their compensation package adopted during the period in which they were not classified as external directors. The Israeli Ministry of Justice notified the Company that under the circumstances there is no prevention from re-classifying Dr. Gili Hart and Dr. Elan Penn as external directors, and accordingly, Dr. Gili Hart and Dr. Elan Penn were re-classified as external directors until the remainder of their term, considering among other things, the short time that lapsed from the date on which the Company adopted the Exemption and the formation of a control interest in the Company as well as the fact that Dr. Gili Hart and Dr. Elan Penn do not have any affiliation with Mr. Sagy.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, that the re-election of Dr. Elan Penn as an external director of the Company for a three-year term commencing on January 14, 2021 and his compensation terms, having been recommended by the Nominating Committee and approved by the Compensation Committee and the Board of Directors, and as presented to the shareholders, be and the same hereby are, approved.”

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

Proposal No. 3

APPOINTMENT OF KOST FORER GABBAY & KASIERER, A MEMBER FIRM OF ERNST & YOUNG GLOBAL, AS THE COMPANY’S INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2020, INSTEAD OF KESSELMAN & KESSELMAN, CERTIFIED PUBLIC ACCOUNTANTS IN ISRAEL AND A MEMBER OF PRICEWATERHOUSECOOPERS INTERNATIONAL LIMITED, AND TO AUTHORIZE THE BOARD OF DIRECTORS, UPON THE RECOMMENDATION OF THE AUDIT COMMITTEE, TO DETERMINE THE AUDITORS’ REMUNERATION TO BE FIXED IN ACCORDANCE WITH THE VOLUME AND NATURE OF THEIR SERVICES TO THE COMPANY FOR SUCH FISCAL YEAR

It is proposed to appoint Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, as the Company’s independent auditors (the “Proposed Auditors”) for the fiscal year ending December 31, 2020, and to end the engagement with Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited (the “Former Auditors”), subject to the approval of the Company’s shareholders in the General Meeting, and to authorize the Company’s Board of Directors, upon the recommendation of the Audit Committee, to determine the Proposed Auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year.

It is clarified that, subject to the approval of the General Meeting, the Proposed Auditors will review and/or audit, as the case may be, the Company’s financial statements as of the third quarter of 2020.

The members of the Company’s Audit Committee discussed the replacement of the Company’s Former Auditors after giving the Former Auditors a reasonable opportunity to present their position before the Audit Committee, and determined to recommend the replacement of the Former Auditors with the Proposed Auditors for the following reasons:

1.	Performing a change of the Company’s independent auditors is desirable from time to time, primarily for reasons of control and efficiency;

2.	It was clarified to the Audit Committee that there were no, and are no professional disputes between the Former Auditors and the Company. It was further clarified that the audits and reviews conducted by the Former Auditors revealed no extraordinary findings. Accordingly, the proposed change to the independent auditors does not involve matters of interest to the Company’s shareholders;

3.	The Company’s Audit Committee and Board of Directors were in agreement on the suitability of the Proposed Auditors to conduct an audit of the Company, in light of, inter alia, the nature of the Company’s activities.

The Company’s Board of Directors accepted the recommendations of the Audit Committee as aforesaid, approved the resolution and determined to add this Proposal No. 3 to the agenda of the General Meeting, as required by the Companies Law. In accordance with section 162(b) of the Companies Law, and after the Former Auditors were given the opportunity to present their position before the Company’s Audit Committee and Board of Directors and waived their right to do so, the Board of Directors invited the Former Auditors to attend the Meeting and present their position, should they wish to do so.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, as the Company’s independent auditors for the fiscal year ending December 31, 2020, instead of Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, be, and the same hereby is, approved, and that the Company’s Board of Directors be, and the same hereby is, authorized, subject to the approval of the Audit Committee, to determine their fees, as presented to the shareholders, be and the same hereby are, approved.”

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

Proposal No. 4

GRANT OF OPTIONS EXERCISABLE INTO ORDINARY SHARES OF THE COMPANY TO YEHIEL TAL, THE COMPANY’S CHIEF EXECUTIVE OFFICER

Following the approval by the Compensation Committee and Board of Directors, it is proposed to approve a grant of 81,266 options exercisable into 81,266 ordinary shares, NIS 1.50 par value per ordinary share (in this proposal No. 4, the “Options”), to Yehiel Tal, the Company’s Chief Executive Officer.

The Options constitute approximately 1.24% of the Company’s share capital (approximately 0.74% of the share capital on a fully diluted basis2). The Options will be granted under the Company’s Share Ownership and Option Plan (2010) (as amended) (the “Option Plan”), and shall vest over a period of four years from their date of grant, with 25% of the Options vesting on the first anniversary of the date of grant and the remaining Options vesting equally on a quarterly basis during the three years thereafter (i.e., vesting of 6.25% per quarter). The exercise price of each Option is $10.08 per one ADS, which is equal to the average closing price of the ordinary shares (represented by ADSs) on the Nasdaq in the last 30 trading days prior to May 26, 2020 (the date of the approval of the Board of Directors of the proposed grant). The Options will be exercisable for ten years following the date of grant. The remaining terms of the Options (as applicable to all other Options granted to the Company’s CEO) are in accordance with the Option Plan, which includes conditions with respect to, among other things, acceleration, adjustments, assumption and termination of engagement. The Option Plan can be found in the Company’s announcement on Form 6-K as filed with the Commission on May 14, 2020.

Reasoning of the Compensation Committee and Board of Directors for the grant of the Options to the Company’s Chief Executive Officer

The Compensation Committee and Board of Directors approved the proposed grant of the Options while noting the following: (a) Yehiel Tal’s service as Chief Executive Officer and his experience, knowledge and skills; (b) the overall compensation package of Yehiel Tal; (c) the equity grant is intended to align the interests of Yehiel Tal with those of the Company’s shareholders and create a link between his compensation and the performance of the Company’s ordinary shares; and, (d) that such grant is in line with the Company’s compensation policy and Option Plan. In light of all of the above, the Compensation Committee and the Board of Directors concluded that the proposed grant of Options is fair and reasonable and to the benefit of the Company.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, that the grant of 81,266 options exercisable into 81,266 ordinary shares of the Company granted to Yehiel Tal, the Company’s Chief Executive Officer, having been approved by the Compensation Committee and the Board of Directors, and as presented to the shareholders, be, and the same hereby is approved.”

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

Proposal No. 5

GRANT OF OPTIONS EXERCISABLE INTO ORDINARY SHARES OF THE COMPANY TO DR. ABRAHAM (AVRI) HAVRON AND JOSEPH ZARZEWSKY, WHO SERVE AS DIRECTORS OF THE COMPANY

Subject to the approval of Proposal No. 1, and following the approval of the Company’s Compensation Committee and Board of Directors, it is proposed to approve a grant of 8,000 options exercisable into 8,000 ordinary shares, NIS 1.50 par value per ordinary share (in this proposal No. 5, together, the “Options”) to each of Dr. Abraham (Avri) Havron and Joseph Zarzewsky, directors of the Company.

The Options for each director constitute approximately 0.12% of the Company’s share capital (approximately 0.07% of the share capital on a fully diluted basis3). The Options will be granted under the Option Plan, and shall vest over a period of four years from their date of grant, with 25% of the Options vesting on the first anniversary of the date of grant and the remaining Options vesting equally on a quarterly basis during the three years thereafter (i.e., vesting of 6.25% per quarter). The exercise price of each Option is $9.12 per one ADS, which is equal to the average closing price of the ordinary shares (represented by ADSs) on the Nasdaq in the last 30 trading days prior to August 27, 2020 (the date of the approval of the Board of Directors of the proposed grant). The Options will be exercisable for ten years following the date of grant. The remaining terms of the Options (as applicable to all other Options granted to the Dr. Abraham (Avri) Havron and Joseph Zarzewsky) are in accordance with the Option Plan, which includes conditions with respect to, among other things, acceleration, adjustments, assumption and termination of engagement. The Option Plan can be found in the Company’s announcement on Form 6-K as filed with the Commission on May 14, 2020.

[2]	Calculated taking into account the exercise or conversion of all exercisable or convertible securities issued by the Company to date.
[3]	Calculated taking into account the exercise or conversion of all exercisable or convertible securities issued by the Company to date.

Reasoning of the Compensation Committee and Board of Directors for the grant of the Options to Dr. Abraham (Avri) Havron and Joseph Zarzewsky:

The Compensation Committee and Board of Directors approved the proposed grant of the Options while noting the following: (a) each of Dr. Abraham (Avri) Havron’s and Joseph Zarzewsky’s experience, knowledge and skills; (b) Dr. Abraham (Avri) Havron’s and Joseph Zarzewsky’s service as directors of the Company; (c) the equity grant is intended to align the interests of each of Dr. Abraham (Avri) Havron and Joseph Zarzewsky with those of the Company’s shareholders and create a link between their compensation and the performance of the Company’s ordinary shares; and, (d) that such grant is in line with the Company’s compensation policy and Option Plan. In light of all of the above, the Compensation Committee and the Board of Directors concluded that the proposed grant of Options is fair and reasonable and to the benefit of the Company.

It is noted that the proposed grant of the Options is in addition to the cash compensation that Dr. Abraham (Avri) Havron and Joseph Zarzewsky receive for their services as directors. For information on the compensation terms of the directors, see Proposal No. 1 above.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, that the grant of 8,000 options exercisable into 8,000 ordinary shares of the Company, to each of Dr. Abraham (Avri) Havron and Joseph Zarzewsky, directors of the Company, having been approved by the Company’s Compensation Committee and the Board of Directors, and as presented to the shareholders, be, and the same hereby is, approved.”

Proposal No. 6

GRANT OF OPTIONS EXERCISABLE INTO ORDINARY SHARES OF THE COMPANY TO DR. GILI HART AND DR. ELAN PENN, WHO SERVE AS EXTERNAL DIRECTORS OF THE COMPANY

Subject to the approval of each of Proposals No. 2 and 5 above, and following the approval of the Company’s Compensation Committee and Board of Directors, it is proposed to approve a grant of 8,000 options exercisable into 8,000 ordinary shares, NIS 1.50 par value per ordinary share (in this proposal No. 6, together, the “Options”) to each of Dr. Gili Hart and Dr. Elan Penn, external directors of the Company, under the same terms as the terms proposed under Proposal No. 5, above.

The Options for each director constitute approximately 0.12% of the Company’s share capital (approximately 0.07% of the share capital on a fully diluted basis4). The Options will be granted under the Option Plan, and shall vest over a period of four years from their date of grant, with 25% of the Options vesting on the first anniversary of the date of grant and the remaining Options vesting equally on a quarterly basis during the three years thereafter (i.e., vesting of 6.25% per quarter). The exercise price of each Option is $9.12 per one ADS, which is equal to the average closing price of the ordinary shares (represented by ADSs) on the Nasdaq in the last 30 trading days prior to August 27, 2020 (the date of the approval of the Board of Directors of the proposed grant). The Options will be exercisable for ten years following the date of grant. The remaining terms of the Options (as applicable to all other Options granted to the Dr. Gili Hart and Dr. Elan Penn) are in accordance with the Option Plan, which includes conditions with respect to, among other things, acceleration, adjustments, assumption and termination of engagement. The Option Plan can be found in the Company’s announcement on Form 6-K as filed with the Commission on May 14, 2020.

[4]	Calculated taking into account the exercise or conversion of all exercisable or convertible securities issued by the Company to date.

Reasoning of the Compensation Committee and Board of Directors for the grant of the Options to Dr. Gili Hart and Dr. Elan Penn:

The Compensation Committee and Board of Directors approved the proposed grant of the Options while noting the following: (a) each of Dr. Gili Hart’s and Dr. Elan Penn’s experience, knowledge and skills; (b) Dr. Gili Hart’s and Dr. Elan Penn’s service as directors of the Company; (c) the equity grant is intended to align the interests of each of Dr. Gili Hart and Dr. Elan Penn with those of the Company’s shareholders and create a link between their compensation and the performance of the Company’s ordinary shares; and, (d) that such grant is in line with the Company’s compensation policy and Option Plan. In light of all of the above, the Compensation Committee and the Board of Directors concluded that the proposed grant of Options is fair and reasonable and to the benefit of the Company.

It is noted that the proposed grant of the Options is in addition to the cash compensation that Dr. Gili Hart and Dr. Elan Penn receive for their services as external directors, in accordance with the Companies Regulations (Rules regarding the Compensation and Expenses of an External Director) of 2000 (the “Compensation Regulations”). For information on the compensation terms of the external directors, see Proposal No. 2 above.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, that the grant of 8,000 options exercisable into 8,000 ordinary shares of the Company, to each of Dr. Gili Hart and Dr. Elan Penn, external directors of the Company, having been approved by the Company’s Compensation Committee and the Board of Directors, and as presented to the shareholders, be, and the same hereby is, approved.”

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDERS AND ADS HOLDERS HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED SEPTEMBER 1, 2020. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN SEPTEMBER 1, 2020, AND THE DISTRIBUTION OF THIS DOCUMENT TO SHAREHOLDERS AND ADS HOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

OTHER BUSINESS

Other than as set forth above, as of the distribution of this Proxy Statement, management knows of no business to be transacted at the General Meeting, but, if any other matters are properly presented at the General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Company,

Dr. Roger Pomerantz
Chairman of the Board of Directors

September 1, 2020